Suite 2020, 633 – 6th Avenue SW Calgary, Alberta T2P 2Y5, Canada Tel: (403) 750-3450 Fax: (403) 290-0592

September 6, 2007

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-7010

Att: Jill Davis

Genoil Inc. – 20F comment letter

Your letter from yesterday states that our Form 20F excludes audited financial statements and notes.

Item 19 (a) includes our financial statements by reference;

Item 19. Exhibits

(a) The Consolidated Financial Statements for the year ended December 31, 2006 have been filed with the SEC on April 25, 2007, form 6-K, file number 000-50766 and can be found at www.sec.gov and are hereby incorporated by reference. The December 31, 2004 Consolidated Financial Statements were audited by KPMG LLP. Their report on that years statements can be found in exhibit 2.7 below.

I have permission from the SEC (Elliot Staffin at International Corporate Finance) to include the financial statement by reference.

The reason he gave me permission was that we have already filed the audited financial statements six months earlier with the SEC and that including them again in totum, would only add to the already excessive burden placed on foreign reporters and add no value to investors.

I trust you will abide by his decision.

Regards,

/Signed/ Hendrik Lombard CA, CFA Controller

www.genoil.net